UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 23.2% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 13, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.)

14.	Type of Reporting Person (See Instructions) CO

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,629,596*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,629,596*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,629,596*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 15.0% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 13, 2013, plus 261,780 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 253,753 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D).

14.	Type of Reporting Person (See Instructions) PN

* Includes 261,780 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 253,753 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,014,291*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,014,291*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,291*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 12, 2013, plus 154,404 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 147,755 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D).

14.	Type of Reporting Person (See Instructions) PN

* Includes 154,404 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 147,755 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.

CUSIP No. 808760102

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 23.2% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 12, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.)

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 23.2% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 12, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.)

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 23.2% as of December 31, 2013 (based on 23,737,580 shares of Common Stock outstanding per Form 10-Q filed on November 13, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.)

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 7 to this Schedule 13D.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 8”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on April 12, 2013 (“Amendment 7”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Scientific Learning Corporation, Inc. (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 8 shall have the meanings set forth in Amendment 7, previous amendments and/or the original Schedule 13D to which this Amendment 8 relates.  Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 4.   Purpose of Transaction

On December 31, 2013, in private transactions, Trigran Investments, L.P. sold 643,000 shares of Common Stock at a price of $0.15 per share for a total sale price of $96,450, and Trigran Investments, L.P. II sold 357,000 shares of Common Stock at a price of $0.15 per share for a total sale price of $53,550.  The sales were made pursuant to four separate Stock Purchase and Sale Agreements (each an “Agreement” and, collectively, the “Agreements”) between Trigran Investments, L.P. and Trigran Investments, L.P. II as sellers, and Nantahala Capital Partners, Limited Partnership (“Nantahala”); Nantahala Capital Partners II, Limited Partnership (“Nantahala II”); Blackwell Partners LLC (“Blackwell”); and Silver Creek CS SAV, LLC (“Silver Creek”), respectively, as buyers.

Specifically, Trigran Investments, L.P. sold 132,160 shares of Common Stock and Trigran Investments, L.P. II sold 73,376 shares of Common Stock to Nantahala; Trigran Investments, L.P. sold 197,626 shares of Common Stock and Trigran Investments, L.P. II sold 109,725 shares of Common Stock to Nantahala II; Trigran Investments, L.P. sold 219,169 shares of Common Stock and Trigran Investments, L.P. II sold 121,685 shares of Common Stock to Blackwell; and Trigran Investments, L.P. sold 94,045 shares of Common Stock and Trigran Investments, L.P. II sold 52,214 shares of Common Stock to Silver Creek.  The transactions were effected in the ordinary course of the reporting persons’ investment activities and not with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The foregoing description of the terms of the transactions is a summary only and is qualified in its entirety by the terms of the Agreements, copies of which are attached hereto as Exhibits 99.2 — 99.5 (see Item 7, below).

Item 5.   Interest in Securities of the Issuer

(a)-(b)     Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each reporting person and the disclosure set forth in Item 4 of this Amendment 7.

(c)           Other than the matters referred to herein, there have been no other transactions in the Common Stock by the reporting persons in the sixty days preceding the date of this filing.

(d)           Owners of certain accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 4 and 5 and the exhibits to this Amendment 8 to Schedule 13D, and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein (including exhibits), are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed in this Amendment 8, in previous amendments and/or the original Schedule 13D to which this Amendment 8 relates, and any exhibits thereto, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1 — Joint Filing Agreement

Exhibit 99.2 — Stock Purchase and Sale Agreement dated December 31, 2013, between Trigran Investments, L.P., Trigran Investments, L.P. II and Nantahala Capital Partners, Limited Partnership.

Exhibit 99.3 — Stock Purchase and Sale Agreement dated December 31, 2013, between Trigran Investments, L.P., Trigran Investments, L.P. II and Nantahala Capital Partners II, Limited Partnership.

Exhibit 99.4 — Stock Purchase and Sale Agreement dated December 31, 2013, between Trigran Investments, L.P., Trigran Investments, L.P. II and Blackwell Partners LLC.

Exhibit 99.5 — Stock Purchase and Sale Agreement dated December 31, 2013, between Trigran Investments, L.P., Trigran Investments, L.P. II and Silver Creek CS SAV, LLC.

CUSIP No. 808760102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of January, 2014

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon